SEMPRA ENERGY
Table F (Unaudited)

Income Statement Data by Business Unit

Six Months Ended June 30, 2006

(Dollars in millions)	SDG&E	SoCalGas	Commodities	Generation	Pipelines & Storage	LNG	Consolidating Adjustments, Parent & Other	Total
Operating Revenues	$ 1,386	$ 2,333	$ 1,394	$ 653	$ 148	$ (20)	$ (72)	$ 5,822
Cost of Sales and Other Operating Expenses	1,015	1,993	1,057	526	139	19	(4)	4,745
Depreciation & Amortization	147	133	13	22	6	-	7	328
Operating Income (Loss)	224	207	324	105	3	(39)	(75)	749
Other Income (Expense), Net	13	(1)	-	(10)	3	(2)	(4)	(1)
Income (Loss) before Interest & Taxes [1]	237	206	324	95	6	(41)	(79)	748
Net Interest Expense [2]	52	19	31	4	-	2	41	149
Income Tax Expense (Benefit)	73	80	108	34	(9)	(21)	(61)	204
Equity in Income of Certain Unconsolidated Subsidiaries	-	-	-	-	24	-	-	24
Discontinued Operations	-	-	-	-	-	-	209	209
Net Income (Loss)	$ 112	$ 107	$ 185	$ 57	$ 39	$ (22)	$ 150	$ 628

Six Months Ended June 30, 2005

(Dollars in millions)	SDG&E	SoCalGas	Commodities	Generation	Pipelines & Storage	LNG	Consolidating Adjustments, Parent & Other	Total
Operating Revenues	$ 1,160	$ 2,181	$ 904	$ 686	$ 137	$ -	$ (198)	$ 4,870
Cost of Sales and Other Operating Expenses	864	1,822	792	547	127	15	(90)	4,077
Depreciation & Amortization	131	132	14	18	6	-	13	314
Operating Income (Loss)	165	227	98	121	4	(15)	(121)	479
Other Income (Expense), Net	1	(1)	(1)	-	(1)	-	7	5
Income (Loss) before Interest & Taxes [1]	166	226	97	121	3	(15)	(114)	484
Net Interest Expense [2]	31	18	12	8	-	1	59	129
Income Tax Expense (Benefit)	47	81	30	46	-	(6)	(157)	41
Equity in Income of Certain Unconsolidated Subsidiaries	-	-	-	-	26	-	-	26
Discontinued Operations	-	-	-	-	-	-	4	4
Net Income (Loss)	$ 88	$ 127	$ 55	$ 67	$ 29	$ (10)	$ (12)	$ 344

[1] Management believes "Income before Interest & Taxes" (Operating Income plus Other Income, Net) is a useful measurement of our business units' performance because it can be used to evaluate the effectiveness of our operations exclusive of interest and income taxes, neither of which is directly relevant to the efficiency of those operations.

[2] Net Interest Expense includes Interest Income, Interest Expense and Preferred Dividends of Subsidiaries.

SEMPRA ENERGY
Table F (Unaudited)

Income Statement Data by Business Unit

Three Months Ended June 30, 2006

(Dollars in millions)	SDG&E	SoCalGas	Commodities	Generation	Pipelines & Storage	LNG	Consolidating Adjustments, Parent & Other	Total
Operating Revenues	$ 664	$ 908	$ 614	$ 257	$ 72	$ (20)	$ (9)	$ 2,486
Cost of Sales and Other Operating Expenses	459	735	479	212	68	9	16	1,978
Depreciation & Amortization	80	67	6	11	3	-	4	171
Operating Income (Loss)	125	106	129	34	1	(29)	(29)	337
Other Income (Expense), Net	11	(1)	1	(10)	2	(1)	(7)	(5)
Income (Loss) before Interest & Taxes (1)	136	105	130	24	3	(30)	(36)	332
Net Interest Expense (Income) (2)	33	4	15	(2)	-	1	14	65
Income Tax Expense (Benefit)	38	43	46	9	(11)	(14)	(15)	96
Equity in Income of Certain Unconsolidated Subsidiaries	-	-	-	-	14	-	-	14
Discontinued Operations	-	-	-	-	-	-	188	188
Net Income (Loss)	$ 65	$ 58	$ 69	$ 17	$ 28	$ (17)	$ 153	$ 373

Three Months Ended June 30, 2005

(Dollars in millions)	SDG&E	SoCalGas	Commodities	Generation	Pipelines & Storage	LNG	Consolidating Adjustments, Parent & Other	Total
Operating Revenues	$ 539	$ 940	$ 446	$ 309	$ 73	$ -	$ (84)	$ 2,223
Cost of Sales and Other Operating Expenses	403	773	391	248	69	8	(29)	1,863
Depreciation & Amortization	66	66	7	10	3	-	6	158
Operating Income (Loss)	70	101	48	51	1	(8)	(61)	202
Other Income (Expense), Net	(2)	-	(1)	(6)	(1)	-	7	(3)
Income (Loss) before Interest & Taxes (1)	68	101	47	45	-	(8)	(54)	199
Net Interest Expense (2)	19	9	6	3	-	-	26	63
Income Tax Expense (Benefit)	20	34	15	20	(1)	(3)	(52)	33
Equity in Income of Certain Unconsolidated Subsidiaries	-	-	-	-	15	-	1	16
Discontinued Operations	-	-	-	-	-	-	2	2
Net Income (Loss)	$ 29	$ 58	$ 26	$ 22	$ 16	$ (5)	$ (25)	$ 121

(1) Management believes "Income before Interest & Taxes" (Operating Income plus Other Income, Net) is a useful measurement of our business units' performance because it can be used to evaluate the effectiveness of our operations exclusive of interest and income taxes, neither of which is directly relevant to the efficiency of those operations.

(2) Net Interest Expense (Income) includes Interest Income, Interest Expense and Preferred Dividends of Subsidiaries.